Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141
Media Release

1 November 2006

Westpac Board Appointment

Westpac Banking Corporation Chairman, Mr Leon Davis, today announced the appointment of Ms Elizabeth Bryan to the Westpac Board.

Mr Davis welcomed Ms Bryan’s appointment, saying her experience in the financial services industry will further strengthen the Board.  Ms Bryan has over 30 years experience in the financial services industry, government policy and administration, and on the boards of companies and statutory organisations. Prior to becoming a professional director she served for six years as Managing Director of Deutsche Asset Management and its predecessor organisation, NSW State Superannuation Investment and Management Corporation.

Ms Bryan is a director of each of Caltex Australia, Ridley Corporation, Australasian Medical Insurance; a trustee of Unisuper Limited and Chair of Unisuper’s Investment Committee.

Ms Bryan’s appointment to the Board will be effective from 6 November 2006 and her election by shareholders will be proposed at the Westpac Annual General Meeting on 14 December 2006.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510
Mb: 0419 683 411